Exhibit 3.2

AMENDMENT NO. 1

TO

SECOND AMENDED AND

RESTATED BYLAWS

OF

CELL THERAPEUTICS, INC.

The Second Amended and Restated Bylaws of Cell Therapeutics, Inc. (the “Bylaws”) are hereby amended as follows:

1. Section 3 of Article IV, titled “Number, Classes and Term” shall be amended in its entirety to read as follows:

“3. Number, Term. The Board of Directors shall consist of twelve (12) persons. Directors need not be residents of the State of Washington. Directors may serve for any number of consecutive terms. Unless a director dies, resigns or is removed, he or she shall hold office for the term elected or until his or her successor is elected and qualified, whichever is later. Commencing at the annual meeting of shareholders that is held in calendar year 2014 (the “2014 Annual Meeting”), directors shall be elected annually for terms of one year, and until their successors are elected and qualified, subject to their earlier death, resignation or removal from the Board of Directors; provided that any director in office at the 2014 Annual Meeting whose term does not expire until the annual meeting of shareholders held in calendar year 2015 or calendar year 2016 (a “Continuing Classified Director”) shall continue to hold office until the end of the term for which such Continuing Classified Director was previously elected and until such Continuing Classified Director’s successor is duly elected and qualified, subject to such Continuing Classified Director’s earlier death, resignation or removal from the Board of Directors.”

2. Section 4 of Article IV, titled “Change of Number” shall be amended in its entirety to read as follows:

“4. Change of Number. The number of directors may at any time be increased or decreased by resolution of either the shareholders or directors at any annual, special or regular meeting; provided, that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director, except as provided in Sections 6 and 7 of this Article IV.”

3. Section 7 of Article IV, titled “Removal of Directors” shall be amended in its entirety to read as follows:

“7. Removal of Directors. At a special meeting of shareholders called expressly for that purpose, the entire Board of Directors, or any member thereof, may be removed from office at any time, but only if the number of votes cast to remove the director by holders of shares then entitled to vote in an election of directors exceed the number of votes cast not to remove the director. The notice of such meeting must state that the purpose, or one of the purposes, of the meeting is removal of the director or directors, as the case may be.”

4. Except as expressly modified hereby, the Bylaws and all the provisions contained therein shall remain in full force and effect.

This Amendment No. 1 to Bylaws was adopted by the Board of Directors of Cell Therapeutics, Inc. effective May 22, 2014.

/s/ Louis A. Bianco
Louis A. Bianco, Secretary